Exhibit 99.1

Rezolve Ai Smashes Past $50 Billion in GMV in Explosive start to 2025,

Over 50 Major Enterprises Now Live and Scaling

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Now embedded on over 41.9 million consumer devices with 16.5 million monthly active users
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Delivering 8 billion+ API calls and 27.9 million GeoZone triggers so far this year

New York – April 24, 2025 – Rezolve Ai (NASDAQ: RZLV), the company reinventing retail through real-time AI-driven consumer engagement, today announced its financial results for the year ended December 31, 2024. As expected, revenue for 2024 was immaterial, with the company focused on laying the strategic foundation for commercial scale. Rezolve believes that scale has now arrived with the opening months of 2025 delivering explosive growth in platform usage and measurable impact.

Rezolve Ai is now live with more than 50 enterprise customers, including Liverpool, Phoenix Suns, BJs Wholesale, Ace Hardware, Discount Tire, RS Components, KFC and Coles, among others, demonstrating significant market traction and real-world performance.

“This is the year retail AI goes from promise to reality,” said Daniel M Wagner, Founder & CEO of Rezolve Ai. “Our platform is now powering billions in commerce for household-name retailers, and we’re seeing demand accelerate as our partners unlock the value of real-time, AI-powered engagement at scale. We are now at the center of a retail AI revolution delivering massive value to retailers, measurable returns, and scaling at a pace that redefines industry expectations.”

The following metrics underscore Rezolve Ai’s unique ability to drive real-time, high-frequency consumer engagement that translates into measurable commerce outcomes.

2025 YTD1 Platform Highlights:

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Over $50 billion in GMV (Gross Merchandise Value)2 processed through the platform so far this year averaging $3.3 billion per week
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Over 13.5 million transactions executed YTD, averaging more than 900,000 per week
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16.5 million Monthly Active Users (MAUs), a critical driver of recurring transactional volume
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41.9 million consumer devices running Rezolve technology, driving reach and frequency
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8 billion+ API calls powering search and discovery – up 80% year on year
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27.9 million monthly GeoZone triggers delivering context-aware promotions and offers
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199,163 enriched SKUs optimized for Ai-driven personalization and dynamic discovery

Proven ROI and Retail Impact:

1 2025 YTD Platform Highlights include various time periods, including the year-to-date period ended March 31, 2025 (MAUs, consumer devices, and GeoZone triggers) and the year-to-date period ended April 19, 2025 (GMV, transactions, and API calls)

2 GMV (Gross Merchandise Volume) represents the total sales value of goods and services sold through the Rezolve platform

Rezolve’s AI-driven solutions have delivered measurable commercial improvements for retail partners, driving significant uplifts across key performance indicators. Customer deployments have seen stronger conversion rates, higher average order values, and increased revenue generated through search interactions reinforcing the platform’s ability to enhance shopper engagement and sales.

Additionally, Rezolve has proven highly effective in boosting omnichannel adoption, with partners reporting substantially greater usage of services like click & collect. These results demonstrate the platform’s capacity to create tangible value for retailers, with all performance data verified by customer reporting and tracked through Rezolve’s analytics.

Strategic and Financial Foundation in 2024:

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NASDAQ listing completed in August 2024 (Rezolve Ai plc – RZLV)
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Strategic partnerships launched with Microsoft and Google in 2024
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Transformative crypto payment initiative with Tether commenced and due to be launched this year
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$59 million in variable rate debt converted to equity in December 2024
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$15 million in growth capital raised

Combined, the $59 million debt-to-equity conversion, $15 million growth capital raise, and access to a new $30 million loan facility have significantly strengthened Rezolve Ai’s balance sheet, ensuring the company is well-positioned to execute on its strategic roadmap throughout 2025 and beyond.

Additionally, as previously announced, Rezolve Ai secured a $9.8 million annual contract with Liverpool Mexico one of the most significant customer wins in the company’s history, and a strong early contributor to 2025 revenues.

2025 Guidance

As a result of the launch of the Liverpool deployment, GroupBy’s contribution, and additional enterprise contracts signed and in the pipeline, Rezolve expects to achieve its $100 million estimated ARR target by year-end. This guidance is based on current assumptions and is subject to risks and uncertainties more fully described in this press release and the Company’s reports filed with the SEC.

While remaining opportunistic with respect to acquisitions that drive strategic value, Rezolve is mindful of shareholder dilution and committed to disciplined capital allocation.

Rezolve Ai believes that its rapid acceleration in 2025 signals a major inflection point, positioning the company as a category-defining leader in real-time, AI-powered commerce.

Earnings Conference Call Information

Rezolve Ai (NASDAQ: RZLV), a global leader in AI-powered commerce technology, will host a live conference call and webcast on Monday, April 28, 2025 at 8:30 a.m. ET to discuss the financial results and provide a year-to-date 2025 business update.

The live conference call and webcast can be found on Rezolve Ai’s Investor Relations website at https://investor.rezolve.com/ or directly through the following link. Following the live call, a replay of the webcast will be available on the Company's Investor Relations website.

ENDS

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite delivers advanced tools that harness artificial intelligence to optimize processes, improve decision-making, and enable seamless digital experiences. For more information, visit www.rezolve.com.

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

Investor Contact

CORE IR

+15162222560

investors@rezolve.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve Ai plc (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s 2025 estimated ARR guidance and Mr. Wagner’s statements regarding the acceleration of demand in 2025. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s amended registration statement on Form F-4 (File No. 333-272751) filed with the U.S. Securities and Exchange Commission ("SEC") on July 5, 2024, and declared effective by the SEC on July 9, 2024 (the "Registration Statement") and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) costs related to Rezolve’s completed business combination with Armada Acquisition Corp. I; (3) changes in applicable laws or regulations; and (4) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Armada nor Rezolve undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.